SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1.	Announcement of Scottish Power plc, regarding the appointment to the Board of Judi Johansen – share interests and director declaration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 9, 2003

/S/ SCOTTISH POWER PLC
(Registrant)

By:	/S/ DONALD MCPHERSON
Donald McPherson
Assistant Company Secretary

Announcement

Scottish Power plc – appointment to the Board of Judi Johansen – share interests and director declaration

On 30 September 2003, ScottishPower announced the appointment to the Board of Judi Johansen with effect from 1 October 2003. Her interests in the shares of Scottish Power plc as at 1 October 2003 (as disclosed to the Company on 8 October 2003) were are follows:

Shares	Number of American Depositary Shares	Equivalent Number of Ordinary Shares
Held by Connected Person – Kirk Johansen (Spouse)	50	200

Share Plan	Number of American Depositary Shares	Equivalent Number of Ordinary Shares
K Plus Plan	235.847274	943
Compensation Reduction Plan	15,481.9395	61,927
PacifiCorp Stock Incentive Plan – Unvested Restricted Stock	4,900	19,600

Option Plan	Number of ADSs under Option	Equivalent Number of Ordinary Shares under Option
Share Options (Executive)	123,300	493,200

		Number of Ordinary Share under Award
Long Term Incentive Plan	—	86,627

There are no matters requiring to be disclosed in connection with her appointment in accordance with Listing Rule 16.4 (unspent convictions, insolvency, etc.).

Further Enquiries:

Donald McPherson, Assistant Secretary – 01698 396413